

Washington Mutual

Subprime Mortgage Program

June 2007

Free Writing Prospectus

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request.

Forward-Looking Statement

This presentation contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this presentation, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs, such as "will," "would," "should," "could," or "may" are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading "Factors That May Affect Future Results" in Washington Mutual's 2006 Annual Report on Form 10-K and "Cautionary Statements" in our Form 10-Q for the quarter ended March 31, 2007 which include:

- Volatile interest rates and their impact on the mortgage banking business;
- Credit risk;
- Operational risk;
- Risks related to credit card operations;
- Changes in the regulation of financial services companies, housing government-sponsored enterprises and credit card lenders;
- Competition from banking and nonbanking companies;
- General business, economic and market conditions; and
- Reputational risk.

There are other factors not described in our 2006 Form 10-K and Form 10-Q for the quarter ended March 31, 2007 which are beyond the Company's ability to anticipate or control that could cause results to differ.

 Washington Mutual

Index

Page

1   -   Cover
2   -   Forward looking statement
3   -   Index
4   -   **Subprime Mortgage Overview**
5   -   Subprime business expansion
6   -   Mortgage business realignment
7   -   Subprime business channels
8   -   Risk management focus
9   -   Organization chart
10 -   **Long Beach Mortgage Overview**
11 -   Timeline
12 -   Map of loan fulfillment centers
13 -   Origination volume trend
14 -   Credit policy changes
17 -   Collateral characteristics by deal

Page

19 -   Appraisal review
20 -   **Subprime Mortgage Conduit Overview**
21 -   Conduit strategy
22 -   Risk management
23 -   **Subprime Servicing Overview**
24 -   Default management organization chart
25 -   Servicing management experience
26 -   Servicer ratings
27 -   Recent improvements
28 -   Impact of improvements
30 -   **Washington Mutual Overview**
35 -   Contacts
36 -   Appendix
37 -   Long Beach Mortgage Transaction Stats
39 -   Conduit Transaction Stats

 **Washington Mutual**

Subprime Mortgage Program Overview

WaMu is focusing on higher margin products

- WaMu is committed to residential mortgage lending across the entire credit spectrum

- Improve profitability by expanding into higher-margin products offering a favorable risk/return profile

  – *Long Beach Mortgage (broker-sourced subprime mortgage lender)*

  – *Subprime mortgage conduit (flow and bulk purchases)*

  – *Alt-A mortgage conduit expansion*

- Leverage existing expertise and infrastructure to improve efficiency

  – *Subprime mortgage acquisition platform: Since 1999, WaMu has purchased $48 billion in subprime mortgages from third-parties*

  – *Infrastructure: Leverage WaMu's existing infrastructure to improve Long Beach Mortgage origination and servicing platforms*

  – *Above average servicing platform: $48 billion in subprime mortgages serviced at December 31, 2006 on a platform that is highly rated by rating agencies*

Washington Mutual

Realignment of all WaMu's residential mortgage businesses under one roof

✓ **All residential lending channels integrated into the Home Loans division in 2006**

    ➢ *Long Beach Mortgage previously under the Commercial division*

✓ **Capital markets realignment due to integration of residential lending channels**

    ➢ *All subprime mortgage capital markets activities, including Long Beach Mortgage, under the direction of one manager*

    ➢ *Evaluation of best execution the same no matter which channel sources the loan*

    ➢ *Subprime execution distinct from other product types*

✓ **Subprime servicing default management fully integrated into WaMu servicing management structure**

    ➢ *Upon integrating Long Beach Mortgage into Home Loans, default management for the Long Beach Mortgage portfolio also moved into Home Loans;*

    ➢ *Separate default management teams and strategies for prime and subprime;*

    ➢ *Both the Head of Servicing and the National Default Manager's careers based in subprime servicing*

 **Washington Mutual**

Subprime Business Channels

Portfolio

- Began in 1999
- $20.3 billion outstanding as of 3-31-07
- Large bulk packages from major subprime lenders

Conduit Program

- 1st subprime deal in 2006
- 7 subprime transactions
- $3.3 billion securitized
- Small to medium bulk packages from small to medium sized lenders
- Flow purchase

Long Beach Mortgage

- Acquired in 1999
- 47 securitizations
- $82 billion securitized
- Broker-sourced

Consistent risk management approach to all 3 business channels



Washington Mutual

Risk Management Focus

Significant improvements made Q1 2006 through Q1 2007 to position WaMu for success

Servicing

- Opened 2nd servicing site
- Increased staff size
- Significantly improved incentive system
- Improved use of existing tools (dialer system)
- New tools (BITB®)

Credit

- Significant policy changes beginning March 2006
- Layered risks
- First-time homebuyers
- Piggybacks
- Disposable income
- Thin files
- Geographic targeting
- Loans to one borrower

Origination Process

- Underwriter quality review
- Fraud tools implemented
- Broker Management Program
- Quality-based incentive plan for production management
- Quality-based incentive plan for underwriters
- Quality-based incentive plan for all other LFC personnel



Washington Mutual

WaMu Subprime Organization

Kerry Killinger
Chairman and CEO

Steve Rotella
President & COO

Ron Cathcart
EVP, Enterprise Risk Officer

David Schneider
President, Home Loans

Arlene Hyde
Division Executive
Prime and Nonprime
Wholesale Lending

David Beck
Division Executive
Capital Markets

John Berens
Division Executive
Servicing

Cheryl Feltgen
Division Executive
Chief Risk Officer

Production

Operations

Doug Potolsky
SVP, Subprime Mortgage
Capital Markets

Steve Champney
SVP, National Default
Manager

Alex Park
SVP, Senior Credit
Officer - Subprime

Appraisal Review

Compliance

Long Beach Mortgage

Subprime Conduit

Specialty Mortgage Finance

Prime

Subprime

 **Washington Mutual**

9

Long Beach Mortgage

a division of Washington Mutual Bank

 **Washington Mutual**

The Subprime Mortgage Industry's Most Experienced Broker-Sourced Lender



1988
Long Beach, F.S.B establishes Broker-Sourced operation

1994
Long Beach surrenders its bank charter. Broker-sourced operations expands outside California

1996
Origination volume exceeds $1 billion in 43 states

1997
Broker-sourced division sold to newly formed public company*

1999
Long Beach Mortgage Company acquired by WaMu

2004
New Strategy Implemented

2006
Long Beach Mortgage became division of WMB

* New companies commence business as Long Beach Financial Corp and Long Beach Mortgage Company, respectively

Washington Mutual

Loan Fulfillment Centers


WA
OR
No. CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
ME
NH
MA
RI
CT
NJ
DE
MD
Dublin
Anaheim
Denver
Itasca
Mississippi – N/A

Washington Mutual

Long Beach Mortgage* Annual Origination Volume



Billions

Year	Volume
1998	$2.6
1999	$3.2
2000	$3.9
2001	$5.5
2002	$8.5
2003	$11.5
2004	$16.2
2005	$29.8
2006	$19.7

* Subprime mortgage broker channel

 Washington Mutual

Improving credit standards

Mar 2006 → Lowered maximum LTV for Full Doc "C" borrowers
→ Established minimum FICO score for Non-owner Occupied loans
→ Disallowed private party 2nd liens for Non-owner Occupied loans
→ Implemented DISSCO screening for all loan submissions to minimize fraud related to incorrect applicant information and property overvaluation
Apr 2006 → Increased minimum Net Disposable Income requirements
→ Reintroduced bankruptcy seasoning requirements
→ Established First Time Home Buyer definition: no residential ownership for 24 months
→ Eliminated stated income wage earner loans for First Time Homebuyers
May 2006 → Raised piggyback stated income FICO score minimum to 620
→ Established additional guidelines for First Time Homebuyers
- ✓ *Owner-occupied only*
- ✓ *Minimum credit scores established:*
  - *- Full Doc ≤ 90% LTV/CLTV = 550*
  - *- Full Doc > 90% LTV/CLTV = 600*
  - *- Stated Income = 620*
- ✓ *Property type 1-2 units only*
- ✓ *Maximum combined loan amount $750k*
- ✓ *Non-financial institutions 2nd lien loans disallowed for LTV/CLTV ≥ 95%*
- ✓ *Debt-to-income ratio maximum 50%*
- ✓ *2 months reserves (PITI) required on stated income loans with LTV/CLTV > 80%*
- ✓ *Bankruptcy seasoning ≥ 36 months*
- ✓ *Payment shock maximum 200% on PITI*

Jun 2006 → Established maximum loan of $500,000 for non-owner occupied properties with LTV > 85%
Oct 2006 → Raised minimum credit history standard for high CLTV loans

Washington Mutual

Improving credit standards (cont.)

Nov 2006 → Raised piggyback stated income FICO score minimum to 640

→ Revised bankruptcy discharge seasoning requirement to be dependent on LTV/CLTV rather than borrower quality (note Premium A+ requires minimum 24 months since bankruptcy regardless of LTV/CLTV)

- ✓ *36 months: LTV/CLTV = 90.01% - 100.00% (previously 95.01% - 100%)*
- ✓ *24 months: LTV/CLTV = 85.01% - 90.00%*
- ✓ *18 months: LTV/CLTV = 80.01% - 85.00%*

→ First Time Home Buyers

- ✓ *Stated Income non-piggyback loan, established FICO minimum at 620*
- ✓ *HistoryPro report on all subject properties*

→ New guidelines for borrowers with a vested interest in a property but with no mortgage history

→ Minimum credit history

- ✓ *LTV/CLTV ≥ 90%: 1 of 3 trade lines minimum high credit balance of $2,500*
- ✓ *Premium A+: 3 trade lines with a minimum of 24 months activity on at least one*

→ Disallowed borrowers from switching to Stated Income from Full/Limited Doc

Jan 2007 → Minimum loan amount increased to $50,000 for 1st liens and $15,000 for 2nd liens

→ Maximum loans to one borrower decreased from 10 loans to 3 loans

→ Maximum aggregate loan amount to one borrower decreased from $6MM to $2.5MM

→ Minimum credit score for non-piggyback 1st liens increased

- ✓ *Stated income and 95% LTV/CLTV = 640*
- ✓ *Full doc and >80% LTV/CLTV = 540*
- ✓ *Full doc and ≤ 80% = 500*

 **Washington Mutual**

Improving credit standards (cont.)

Jan 2007 → Non-owner occupied purchase money loans: FICO minimum = 660; LTV/CLTV maximum = 80%
→ Revised minimum credit history requirements
  - ✓ *Purchase money and LTV/CLTV ≥ 90% = 3 trade lines open for 24 months plus 1 open trade line with minimum high credit $2500 open ≥ 12 months*
  - ✓ *All non-owner occupied loans = 3 trade lines open for 24 months plus 1 open trade line with minimum high credit $2500 open ≥ 12 months*
→ Limited seller concessions
→ Established maximum LTV/CLTV for Georgia, Michigan and Ohio loans
  - ✓ *Full doc = 90%*
  - ✓ *Limited doc / stated income = 80%*
→ Established maximum LTV/CLTV and minimum FICO for Illinois and Indiana loans
  - ✓ *Full doc and LTV/CLTV > 95%: minimum FICO = 640*
  - ✓ *Stated income: minimum FICO = 640 and maximum LTV/CLTV = 95%*
→ Reduced the maximum age at funding of qualifying documents from 90 days to 60 days
→ Require 12 months canceled checks for verification of rent
→ Original LTV/CLTV used when refinancing properties owned ≤ 6 months
→ Original LTV/CLTV used when refinancing owner-occupied properties owned ≤ 12 months
→ Purchase money loans on properties owned by seller ≤ 6 months are disallowed
→ Property value increases > 20% in 12 months require a driveby appraisal and documented support
→ Established guidelines for loans backed by properties inherited within the prior 12 months

Mar 2007 → Reduced the maximum LTV/CLTV to 95% for all transactions
→ Minimum credit score required for Full Doc piggyback loans increased to 620
→ Maximum loan size for Stated/ Limited Doc borrowers reduced to $855,000

 **Washington Mutual**

Collateral changes by transaction









Collateral changes by transaction









Risk Management – Appraisal Review

- 100% appraisal review by Long Beach Mortgage underwriters

- 100% appraisal review to Washington Mutual standards
  1. OptisValue System is WMB's rules-based system and checks eligibility of 100% of appraisals
  2. CoreLogic's HistoryPro and ThirdParty Scorecard are used to reduce the risk of fraud
     - HistoryPro calculates an f-score (0 – 25) that represents the likelihood of flipping
       - Score 0: appraisal review complete
       - Score 1 – 3: CoreLogic's AVMSelect used to verify value
         - 16 AVM vendors tested on > 20,000 properties purchased Q4 2006
         - Top 5 vendors assigned by county
         - Choice of vendor based on accuracy and hit rate of AVM
         - Verification annually
         - AVM value triggers technical review if < 85% or > 120% of appraisal
       - Score 4 – 25: Appraisal sent to vendor management company for a technical review
     - ThirdParty Scorecard calculates a score (0 – 25) that represents the likelihood the broker is committing collateral fraud; scores > 5 require vendor management company to complete a technical review

- Technical reviews performed by eAppraiseIT (First American) and LSI (Fidelity)
  1. Certified or licensed appraisers perform desktop or driveby review on about 30% of appraisals
  2. Currently, each vendor assigned half of all reviews for each geographic area
  3. Eventually, choice will be based on review quality, valuation accuracy and speed

- Loans underwritten using lower of appraised or revised value (0% tolerance)

Washington Mutual

Subprime Conduit

 Washington Mutual

WaMu Subprime Conduit Strategy

- Create a business model that is focused on long-term, stable income growth rather than short-term cash proceeds

- Develop strong, lasting partnerships with sellers

- Implement strong risk management systems

- Employ "best in class" servicing tools and techniques

- Create strong relationships with investor partners

 **Washington Mutual**

Seller Risk Management

- Seller due diligence focused on developing a long-term profitable relationship

  - *Thorough review of business and lending practices, underwriting philosophy and guidelines*

    - Comparison to industry standards

    - Focus on prudent risk management of seller

    - Limit exposure to predatory lending and full compliance with consumer regulations

  - *Review historical performance and compare to industry norms*

- Ongoing "Deep Dive" seller performance monitoring using proprietary risk management models

Mortgage pool risk management

- Extensive use of models drives performance expectations

- Clearly established minimum standards

- Significant level of loan level due diligence by third-party due diligence firms

  - 100% complete re-underwrite on pools purchased from new sellers

  - 25% - 100% complete re-underwrite for repeat sellers

  - 100% validation of appraisal using third-party appraisal valuation product

  - 20% - 100% appraisals reviewed using appraiser drive-by review

  - 100% review for consumer compliance and predatory practices

- Washington Mutual management reviews all due diligence decisions by third-parties

Washington Mutual

Subprime Servicing

 Washington Mutual

Default Management Organization

- **Steve Champney** — National Manager, SVP, JAX/CHATS/DALLAS/MELBOURNE
  - **Susan Samuel** — Executive Assistant
  - **Ed Bach** — National Manager, Collections/Asset Servicing, JAX/CHATS/MELBOURNE
    - **Div. Mgr.** BPO/Research JAX
    - **Div. Mgr.** LS Collections CHATS
    - **Div Mgr.** ES Collections CHATS
    - **Div. Mgr.** Sub-prime Collections JAX
    - **Div. Mgr.** EPD Def Collections JAX/Chats
    - **FVP.** Collections MELBOURNE
  - **Brad Kallner** — National Manager, Loss Mitigation, JAX/CHATS
    - **LS Dept. Mgr. II** Workout Specialist JAX
    - **LS Dept. Mgr. II** Operational Support JAX
    - **Acting LS Dept. Mgr. I** Default Alternatives CHATS
    - **LS Dept. Mgr. I** Sub-prime Loss Mitigation JAX
  - **Ann Thorn** — National Manager, Asset Recovery, JAX/MKE/CHATS/ MELBOURNE
    - **FVP** Risk Operations MELBOURNE
    - **Div. Mgr.** Sub-prime Asset Rec. CHATS
    - **BKK/FLC** JAX
    - **Claims P/P & AP** JAX
    - **Spec. Loans** JAX
    - **AR Vendor Mgmt.**
    - **Bus. Analyst** JAX
    - **LS Dept. Mgr. I** Foreclosure Review JAX
  - **Ken Bartell** — Sen. Mgr, Dialer & MIS, JAX
    - **LS Dept. Mgr. I** Dialer Operations JAX
    - **LS Dept. Mgr. II** Credit Risk/Modeling JAX
    - **LS Dept. Mgr.** Budget JAX
  - **Renee Johnson** — Sen. Mgr, Strategic Operational Support and REO, JAX/DALLAS/MELBOURNE
    - **Div. Mgr.** Audit JAX
    - **LS Dept Mgr. II** Comm. & Empl. Morale, JAX
    - **Project Mgr.** JAX
    - **Project Mgr.** JAX
    - **Div. Mgr. II** REO DALLAS
    - **LS Dept. Mgr. I** Default Investor Reporting JAX
  - **Nancy Gonseth** — National Manager, Portfolio Analysis, JAX
    - **Charge-Off and Loss Analysis** JAX
    - **Non-Performing Assets (NPA)** JAX
    - **Product Development** JAX
    - **FFIEC Oversight** JAX



Washington Mutual

Steve Champney SVP and Direct Reports

Steve Champney
Senior Vice President – National Default Management

Joined Washington Mutual in July, 2005 as the manager of National Default for prime mortgage loans

Over **21 years** of experience in the financial services industry. He has a proven track record of effective expense management, developing strong internal operational controls, and using Six Sigma methodologies to increase efficiencies and productivity

Prior to joining Washington Mutual, Steve was a Senior Vice President at Chase Home Finance, where he managed all aspects of prime, sub-prime, manufactured housing, and home equity for Collections and Loss Mitigation

At Bank One, Steve was Senior Vice President of National Default Management for a $9 billion sub-prime company where he managed all aspects of Default activities up to and including recoveries

Steve is a member of the Mortgage Servicers Best Practices Committee

---

Ed Bach
FVP - Collections

12 years Subprime mortgage experience consisting of Collections, Loss Mitigation and REO. Three years Manufactured Housing Collections through charge-off

Brad Kallner
FVP - Loss Mitigation

16 years experience in collections/default management of subprime portfolios consisting of Front-end, Mid-range, Back-end, Charge off, Bankruptcy, Bad Debt, and Foreclosure.

Ann Thorn
FVP - Asset Management

16 years experience in Mortgage Banking and Default Servicing. Specializing in Foreclosure, Bankruptcy, Claims Processing and Vendor Management.

Nancy Gonseth
FVP - Portfolio Analysis

23 years experience in Mortgage Banking, Statistical Analysis, Financial and Operational Risk Analysis, Home Loans Credit Risk Management, Process Improvement Strategies, and Client Relations

Renee Johnson
FVP - REO and SOS

19years Subprime Mortgage and Credit Card Collections consisting of Non-Performing Asset Collections, Call Center Operations, Project Management, Loss Mitigation, REO, Foreclosure and Bad Debt.

Ken Bartell
FVP - MIS and Call Center WFM

21 years Subprime Mortgage Collections, Credit card, Foreclosure, Underwriting, Loss Mitigation, Call Center Operations and Project Management.

Total Years of Experience

Our New Senior Leadership Team has Over 128 Years of Related Experience

 **Washington Mutual**

Ratings Reflect Above Average Ability
WMB's Subprime Servicer Ratings:

Moody's – "SQ2 Above Average"

"Moody's ratings are based on the company's above average collection abilities, above average loss mitigation results, average foreclosure timeline and REO management and above average servicer stability." (*Moody's Investors Service press release April 9, 2007.*)

Standard & Poor's – "Above Average"

"Servicer demonstrates very high ability, efficiency, and competence in managing mid-to-large-sized portfolios, as well as solid management experience, an acceptable track record, internal practices and policies that meet industry or regulatory standards, and a managed-portfolio performance history similar to industry averages." (*Standard & Poor's*)

Fitch – "RPS2+ Full Approval (with Noted Strengths)"

"Servicers that receive a level two (2/2+/2-) rating have demonstrated high performance in all relevant categories. In addition, the level two designations represent the servicer has specific strengths in several areas…" (*Fitch Ratings*)

 **Washington Mutual**

Advancement in Strategies
Subprime Default Servicing

➢ Created robust capacity plans , forecasting, and predictive models

➢ Significantly enhanced dialer utilization and workforce management

➢ Automated Default operational reports and employee dashboards

➢ Simplified performance incentive plans and payouts

➢ Rolled out the "Back in the Black® Servicing Platform" to Subprime Collections and Loss Mitigation

➢ Established targeted Collection strategies
  – First and Early Payment Default (FPD and EPD), Loss Mitigation, Non-Performing Assets (NPA)

➢ Automated Foreclosure referral and Equity Analysis process

➢ Enhanced REO vendor management and scorecards

➢ Expanded Community Involvement relationships with local agencies, nonprofit organizations, and other financial institutions.







 **Washington Mutual**

Improved Servicing Metrics

Total Download



**105% percent increase
April 2007 over April 2006**

Outbound Dials



**120% percent increase
April 2007 over April 2006**

Inbound Call Volume



**13.3% percent increase
April 2007 over April 2006**

	2006 Apr	May	Jun	Jul	Aug	Sep	Oct
Total Download	554,152	611,647	1,097,507	1,013,123	1,015,574	1,396,324	1,344,750
Outbound Dials	1,258,603	1,570,165	2,498,396	2,244,081	2,395,270	2,766,101	2,410,803
Inbound Call Volume	55,396	60,306	80,852	84,248	87,439	67,421	75,028

	Nov	Dec	2007 Jan	Feb	Mar	Apr	% Increase
Total Download	1,222,781	1,328,899	1,198,913	1,268,568	1,184,600	1,136,075	105.0%
Outbound Dials	2,032,706	2,577,421	2,446,427	2,408,898	3,148,868	2,769,345	120.0%
Inbound Call Volume	66,892	61,421	79,860	77,738	71,882	62,766	13.3%

 **Washington Mutual**

Improved Servicing Metrics

Right Party Contacts



48.1% percent increase
April 2007 over April 2006

Total Promises



184.6% percent increase
April 2007 over April 2006

Just-In-Time % of Total Payments Received



54.9% percent increase
April 2007 over August 2006

	2006 Apr	May	Jun	Jul	Aug	Sep	Oct
Right Party Contacts	49,778	44,509	55,461	78,224	78,158	69,209	63,273
Total Promises	17,408	27,339	42,243	41,261	61,169	44,016	46,461
Just-In-Time %	-	-	-	-	35.17%	65.22%	52.82%

	Nov	Dec	2007 Jan	Feb	Mar	Apr	% Increase
Right Party Contacts	49,237	67,385	71,407	77,253	79,563	73,698	48.1%
Total Promises	44,025	48,772	53,992	50,320	47,438	49,549	184.6%
Just-In-Time %	51.95%	60.00%	57.74%	57.05%	63.70%	54.48%	54.9%

Note: Just-In-Time % of Total Payments received figures were not available prior to August 2006 due to reporting limitations

 **Washington Mutual**

Washington Mutual Overview

 **Washington Mutual**

Washington Mutual Today:
A Leading Consumer-Focused US Bank



6th largest U.S. banking company by assets ($320 billion)

Retail Business

- 2,228 retail banking stores in 15 states
- 6th largest banking company by total deposits
- 6th largest banking company by banking stores
- 3rd in outstanding debit cards

Mortgage Business

- 6th largest U.S. home loan originator[2]
- 5th largest U.S. home loan servicer[2]
- 6th in home equity loans
- 10th in U.S. in subprime lending[3]

Credit Card Business

- 6th largest bank card issuer in the U.S.[1]

Commercial Group Business

- Leading multi-family portfolio originator
- Largest holder of multi-family portfolio

1 Nilson Report, 1/07, 2006 ranking
2 Inside Mortgage Finance, Q1 2007 (originations), as of 3/31/07 (servicing)
3 Inside B&C Lending, Q1 2007

Washington Mutual

Powerful Distribution Franchise

★ **Presence in 18 of 30 Largest Metropolitan Areas**

■ **Retail Banking and Mortgage Lending**

    2,228 Retail Stores in 15 States

    3,925 ATMs

    323 Home Loan Centers in 22 States

■ **Wholesale, Consumer Direct and/or Long Beach Mortgage Lending in 49 States**

▲ **Multi-Family Lending through 54 Offices in 19 Markets**

As of 3/31/07

 **Washington Mutual**

Asset Mix Continues to Evolve

$187 billion
As of 12/31/99



Prime SFRs and MBS 76%
Subprime Mortgage Channel[1] 2%
Other Assets 7%
Multi-Family and CRE 10%
Home Equity and Consumer 5%

$320 billion
As of 3/31/07



Credit Cards 4%
Subprime Mortgage Channel[1] 6%
Other Assets[2] 18%
Loans Held for Sale 8%
Multi-Family and CRE 11%
Home Equity and Consumer 17%
Prime SFRs and MBS 36%

1 Subprime Mortgage Channel represents mortgage loans purchased from recognized subprime lenders and mortgage loans originated under the Long Beach Mortgage name and held in its investment portfolio.
2 Other assets includes mortgage servicing rights, goodwill, other investment securities and cash and cash equivalents

 **Washington Mutual**

Solid Credit Ratings

Based on WaMu's strong deposit base, lending franchise and financial strength

	Washington Mutual, Inc.				WM Bank			
	Moody's	S&P	Fitch	DBRS	Moody's	S&P	Fitch	DBRS
Senior Unsecured LT	A2	A-	A	A	A1	A	A	A (h)
Short Term	P2	A2	F1	R-1(l)	P1	A1	F1	R-1 (m)
Subordinated	Baa1	BBB+	A-	A (l)	A3	A-	A-	A
Deposit	--	--	--	--	A1	n/r	A+	A (h)
Preferred Stock	Baa2	BBB	A-	BBB (h)	n/r	n/r	n/r	n/r
Outlook	S	P*	S	S	S	P*	S	S

* On Positive Outlook

Moody's[1]

"The challenges on the mortgage business are not a surprise, and we believe the Company is benefiting from its diversification initiatives in retail banking and in its credit card operations. This demonstrates that the bank is capable to generate a respectable if not robust profitability despite the sizable losses in its mortgage operations."

Standard & Poor's[2]

"The outlook revision reflects the significant improvement in risk management practices within WaMu's mortgage bank operations, in particular the risks of managing a large servicing portfolio."

1 Source: Moody's, 1/07
2 Source: Standard and Poor's, 2/16/06


Washington Mutual

Contacts

Doug Potolsky
WaMu Subprime Capital Markets
Senior Vice President
(212) 702-6961
doug.potolsky@wamu.net

Dave Coultas, CFA, CPA
Long Beach Mortgage
SVP, Capital Markets
(206) 302-4158
dave.coultas@wamu.net

Henry Engelken, CFA
WaMu Subprime Capital Markets
FVP, Director of Investor Relations
(212) 702-6965
henry.engelken@wamu.net

Long Beach Mortgage performance information:

www.longbeachmortgage.com

wmsubprime.lewtan.com

Lead underwriter contacts:

Vincent Varca
WaMu Capital Corp.
Director
(212) 702-6931
vincent.varca@wamu.net

Kevin Richmond
WaMu Capital Corp.
Subprime Trader
(212) 702-6921
Kevin.richmond@wamu.net

 **Washington Mutual**

Appendix



Washington Mutual

Long Beach Mortgage Transaction Statistics

	2006-1 Feb 7, 2006 $ 2,499,987,903		2006-2 Mar 7, 2006 $ 3,003,799,170		2006-3 Apr 6, 2006 $ 1,743,796,134		2006-4 May 9, 2006 $ 1,922,678,765		2006-5 Jun 15, 2006 $ 1,925,001,177		2006-6 Jul 26, 2006 $ 1,688,107,433		2006-7 Aug 30, 2006 $ 1,596,611,010	
Average Loan Size	$ 219,779		$ 201,408		$ 214,199		$ 193,292		$ 200,625		$ 212,876		$ 212,315	
Weighted Average Coupon	8.25%		8.54%		8.50%		8.55%		8.60%		8.39%		8.39%	
ARM Gross Margin	5.11%		5.10%		5.09%		5.09%		5.10%		5.09%		5.10%	
Weighted Average FICO	633		632		634		635		631		638		638	
FICO < 600	26.5%		25.4%		22.7%		20.0%		23.1%		18.7%		19.0%	
Original Loan to Value Ratio	79.7%		80.8%		80.6%		80.7%		80.9%		80.9%		80.7%	
Combined Loan to Value Ratio	90.7%		90.7%		90.7%		92.2%		89.2%		90.3%		89.6%	
Debt to Income Ratio	41.6%		41.6%		41.4%		41.7%		41.0%		41.6%		41.5%	
	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO
1st Liens	100.0%	633	96.4%	631	96.1%	633	95.0%	633	95.1%	630	95.2%	637	94.7%	637
2nd Liens	0.0%	0	3.6%	659	3.9%	660	5.0%	660	5.0%	657	4.8%	658	5.3%	658
1sts Liens with 2nd Liens (Total Pool)	58.2%	653	52.6%	654	53.7%	654	60.4%	652	44.1%	651	49.0%	656	46.2%	657
1sts Liens with 2nd Liens (% of 1sts)	58.2%	653	54.6%	654	55.9%	654	63.6%	652	46.4%	651	51.4%	656	48.8%	657
Adjustable Rate Mortgages	91.2%	633	88.1%	632	87.1%	634	85.5%	634	82.8%	630	84.3%	638	83.8%	636
Fixed Rate Mortgages	8.9%	628	12.0%	632	12.9%	637	14.5%	639	17.2%	637	15.7%	643	16.2%	646
Loans with Prepay Penalties	68.0%	633	66.2%	632	68.5%	634	67.5%	636	67.9%	631	72.1%	638	69.5%	640
Interest Only Loans	7.6%	674	8.5%	667	8.6%	665	7.1%	662	7.3%	668	6.2%	669	6.2%	665
40 Year Amortization	44.6%	648	45.0%	645	45.4%	649	41.7%	653	45.0%	640	53.3%	647	52.0%	647
Full Documentation	46.5%	611	43.9%	609	42.4%	612	44.5%	615	48.5%	617	50.5%	624	53.7%	626
Stated Income	49.0%	656	52.3%	652	53.8%	652	51.8%	652	47.0%	647	44.9%	655	41.3%	653
Limited Documentation	4.6%	616	3.8%	617	3.8%	614	3.7%	630	4.5%	620	4.6%	630	5.1%	632
Owner Occupied	89.6%	631	88.7%	630	88.9%	632	90.9%	634	89.6%	628	91.5%	636	91.7%	636
Non-owner Occupied	9.1%	650	9.9%	647	9.6%	648	8.3%	646	8.9%	661	7.3%	664	6.9%	664
2nd Home	1.3%	641	1.3%	652	1.5%	641	0.8%	644	1.6%	646	1.2%	641	1.4%	637
Purchase	63.0%	649	62.0%	650	60.8%	652	67.7%	649	57.0%	646	56.5%	653	52.3%	656
Cashout	33.3%	604	34.2%	603	35.3%	606	29.3%	606	39.4%	611	39.2%	619	43.8%	619
Rate/Term Refi	3.6%	609	3.9%	602	3.9%	610	3.1%	605	3.6%	609	4.3%	617	3.9%	609
California	39.6%	644	39.2%	643	42.0%	645	37.9%	647	37.9%	641	41.8%	647	39.5%	649
Florida	8.3%	629	7.7%	632	8.6%	625	9.1%	635	9.9%	628	10.5%	636	11.7%	633
Illinois	6.7%	639	5.4%	633	4.6%	639	5.6%	631	4.8%	631	3.9%	645	4.7%	637
Texas	4.8%	610	4.4%	617	4.1%	613	5.2%	622	5.6%	620	5.1%	624	5.3%	630

 **Washington Mutual**

Long Beach Mortgage Transaction Statistics (continued)

	2006-8 Sep 21, 2006 $ 1,380,727,062		2006-9 Oct 12, 2006 $ 1,520,086,184		2006-10 Nov 9, 2006 $ 1,008,199,874		2006-11 Dec 14, 2006 $ 1,499,999,922		2007-HE1 Jan 16, 2006 $ 1,393,794,252		2007-HE2 Apr 10, 2007 $ 1,593,665,158		2007-HE3 May 10, 2007 $ 1,152,429,251	
Average Loan Size	$ 212,616		$ 217,062		$ 212,835		$ 231,768		$ 220,502		$ 235,471		$ 248,636	
Weighted Average Coupon	8.46%		8.52%		8.47%		8.20%		8.15%		8.14%		8.42%	
ARM Gross Margin	5.10%		5.10%		5.11%		5.11%		5.12%		5.17%		5.61%	
Weighted Average FICO	640		639		635		639		638		636		621	
FICO < 600	18.5%		18.6%		21.2%		21.0%		20.9%		23.1%		30.9%	
Original Loan to Value Ratio	81.2%		81.7%		81.6%		81.3%		81.4%		81.3%		80.6%	
Combined Loan to Value Ratio	90.1%		89.9%		88.9%		87.8%		87.2%		86.2%		84.0%	
Debt to Income Ratio	39.4%		39.4%		39.6%		39.3%		40.3%		41.7%		41.7%	
	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO	%	WA FICO
1st Liens	94.1%	638	93.9%	638	94.3%	634	94.0%	638	93.8%	637	94.3%	635	96.0%	620
2nd Liens	6.0%	658	6.1%	658	5.8%	655	6.0%	659	6.2%	655	5.7%	662	4.0%	647
1sts Liens with 2nd Liens (Total Pool)	45.8%	657	42.0%	656	37.3%	654	33.5%	657	30.8%	655	25.5%	661	18.3%	645
1sts Liens with 2nd Liens (% of 1sts)	48.7%	657	44.7%	656	39.6%	654	35.6%	657	32.9%	655	27.0%	661	19.0%	645
Adjustable Rate Mortgages	82.6%	636	81.8%	636	79.1%	631	75.8%	634	73.9%	633	74.8%	632	79.1%	619
Fixed Rate Mortgages	17.4%	655	18.2%	652	20.9%	651	24.2%	656	26.1%	653	25.2%	650	20.9%	630
Loans with Prepay Penalties	75.2%	641	75.2%	640	75.4%	636	79.6%	640	78.9%	639	80.7%	637	80.6%	623
Interest Only Loans	7.3%	666	6.2%	672	8.2%	669	8.4%	665	9.2%	669	11.4%	667	10.6%	654
40 Year Amortization	46.8%	648	49.5%	646	43.9%	640	49.8%	642	45.9%	639	45.4%	635	48.9%	625
Full Documentation	52.3%	629	52.5%	628	57.2%	626	60.2%	632	61.4%	630	63.2%	627	70.5%	616
Stated Income	41.9%	654	42.1%	653	39.0%	649	34.9%	652	33.1%	654	31.9%	655	25.8%	635
Limited Documentation	5.7%	629	5.4%	630	3.8%	627	4.9%	630	5.5%	629	4.9%	633	3.7%	623
Owner Occupied	91.4%	637	89.8%	637	90.4%	632	91.4%	637	90.5%	635	90.7%	633	93.5%	619
Non-owner Occupied	7.2%	669	8.6%	664	8.0%	662	7.3%	670	7.8%	663	7.8%	669	4.7%	664
2nd Home	1.4%	652	1.6%	643	1.6%	661	1.3%	651	1.7%	661	1.5%	638	1.9%	637
Purchase	52.5%	657	49.5%	655	45.5%	654	40.1%	658	38.8%	653	30.0%	659	22.8%	644
Cashout	40.3%	619	42.1%	620	46.3%	618	52.3%	625	49.2%	624	55.7%	623	63.2%	612
Rate/Term Refi	7.1%	630	8.4%	640	8.2%	631	7.7%	640	12.0%	643	14.3%	640	14.0%	626
California	39.4%	648	40.3%	647	34.9%	645	44.5%	649	39.3%	649	39.7%	647	42.7%	630
Florida	11.8%	635	9.8%	635	10.6%	629	7.4%	630	7.3%	633	7.4%	629	6.0%	617
Illinois	3.1%	641	4.7%	640	3.9%	632	3.3%	639	4.0%	637	2.9%	636	2.6%	617
Texas	4.8%	630	4.8%	629	5.1%	638	4.0%	627	5.1%	625	5.0%	630	4.5%	609



Washington Mutual

Conduit Transaction Statistics

	2006-HE1		2006-HE2		2006-HE3		2006-HE4		2006-HE5		2007-HE1		2007-HE2	
	Apr 20, 2006		May 25, 2006		Sep 27, 2006		Oct 27, 2006		Dec 7, 2006		Jan 16, 2007		Mar 13, 2007	
	$ 389,194,677		$ 472,002,321		$ 411,285,690		$ 291,533,308		$ 641,653,691		$ 284,442,108		$ 814,263,307	
Average Loan Size	$ 206,360		$ 183,018		$ 222,557		$ 155,650		$ 192,805		$ 144,976		$ 182,939	
Weighted Average Coupon	7.37%		8.30%		8.16%		8.50%		8.31%		8.67%		8.35%	
ARM Gross Margin	5.68%		6.08%		5.60%		6.41%		6.62%		6.41%		6.19%	
FICO	635		625		622		631		626		626		632	
FICO < 600	24.1%		30.8%		34.7%		26.4%		29.3%		28.6%		26.3%	
Original Loan to Value Ratio	79.6%		80.7%		76.3%		81.9%		82.9%		83.3%		82.7%	
Combined Loan to Value Ratio	87.3%		88.6%		84.5%		91.8%		88.8%		91.8%		91.9%	
Debt to Income Ratio	40.9%		41.8%		42.4%		42.1%		41.8%		41.3%		42.3%	
1st Liens	97.5%	635	94.3%	624	96.2%	621	95.0%	630	94.8%	625	92.5%	625	91.7%	630
2nd Liens	2.5%	663	5.7%	649	3.8%	665	5.1%	653	5.2%	656	7.5%	646	8.3%	650
1sts Liens with 2nd Liens (Total Pool)	41.5%	633	41.2%	652	20.6%	655	55.8%	647	30.9%	651	44.8%	643	47.9%	650
1sts Liens with 2nd Liens (% of 1sts)	42.6%	635	43.7%	652	21.5%	655	58.8%	647	32.6%	651	48.4%	643	52.2%	650
Adjustable Rate Mortgages	84.4%	635	85.7%	623	75.7%	618	86.1%	633	77.7%	624	81.5%	629	82.7%	632
Fixed Rate Mortgages	15.6%	638	14.3%	638	24.3%	636	13.9%	620	22.3%	634	18.5%	615	17.3%	630
Loans with Prepay Penalties	78.5%	635	77.3%	624	73.9%	624	75.3%	630	77.9%	626	71.6%	622	68.3%	630
Interest Only Loans	35.0%	664	21.0%	649	19.5%	654	11.6%	653	11.3%	656	10.7%	649	14.1%	666
40 Year Amortization	1.6%	619	17.8%	627	31.7%	615	40.3%	638	36.3%	621	37.3%	628	31.0%	625
Full Documentation	45.5%	616	51.2%	613	50.5%	606	50.2%	618	47.4%	614	49.4%	614	46.5%	621
Stated Income	48.6%	655	43.0%	639	44.8%	640	25.9%	649	50.2%	639	47.8%	640	39.1%	637
Limited Documentation	5.9%	623	5.5%	621	4.6%	632	24.0%	640	2.4%	621	2.8%	609	14.4%	654
Owner Occupied	95.8%	634	96.4%	624	92.7%	620	94.1%	630	93.7%	625	93.0%	626	94.3%	631
Non-owner Occupied	3.4%	662	2.7%	643	7.0%	658	5.3%	654	5.5%	648	6.5%	637	4.4%	647
2nd Home	0.8%	658	0.9%	647	0.3%	637	0.6%	697	0.8%	663	0.5%	633	1.3%	674
Purchase	46.6%	656	50.8%	645	27.4%	653	57.6%	647	37.7%	645	51.1%	641	51.7%	645
Cashout	48.2%	618	45.1%	605	65.3%	611	36.9%	610	57.6%	615	42.7%	610	42.4%	616
Rate/Term Refi	5.2%	618	4.2%	603	7.3%	610	5.5%	606	4.6%	620	6.2%	618	5.9%	629
California	39.6%	646	37.0%	636	39.2%	632	17.2%	643	27.8%	634	21.0%	635	31.6%	643
Florida	10.1%	624	13.0%	617	18.3%	616	10.0%	628	16.1%	623	13.0%	621	13.8%	623
Illinois	2.4%	639	3.6%	633	7.1%	619	5.0%	643	7.3%	625	5.6%	652	3.9%	639
Texas	3.4%	618	4.6%	613	1.0%	614	7.4%	611	3.2%	629	7.8%	614	5.1%	618

 Washington Mutual